November 26, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toshoan Holdings, Inc.

Response to Staff Phone Call: Ms. Jennifer Lopez

File No. 333-195060

To the men and women of the SEC:

On behalf of Toshoan Holdings, Inc. (“we”, “us”, or the “Company”), are responding to the comment(s) made by Ms. Jennifer Lopez in a phone call that our consultant had with her regarding any outstanding comments on the Company’s S-1/A. Ms. Lopez mentioned that there were no outstanding comments remaining however, before acceleration could be filed for a currently dated consent(s) must be attached and filed. We have attached herein with this amendment a currently dated consent provided by our PCAOB Auditors pertaining to this Registration Statement.

Date: November 26, 2014

/s/ Hajime Abe

President & CEO